===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         May                                           2006
                          ---------------------------------        -------------
Commission File Number    001-14620
                          ---------------------------------        -------------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                          Form 40-F      X
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No  X
                        ----------------              ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


 Document

     1 Crystallex International Corporation, Management Information Circular, dated May 11, 2006.

     2 Crystallex International Corporation, Notice of June 22 Annual and Special Meeting of Shareholders, dated May 11, 2006.

     3 Crystallex International Corporation, Proxy for June 22 Annual and Special Meeting of Shareholders, dated May 11, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                      DOCUMENT 1

                      CRYSTALLEX INTERNATIONAL CORPORATION
            Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
                            Telephone: (416) 203-2448

                         MANAGEMENT INFORMATION CIRCULAR

                                TABLE OF CONTENTS


VOTING INFORMATION............................................................1
         Solicitation of Proxies..............................................1
         Completion and Voting of Proxies.....................................1
         Revocation of Proxies................................................2
         Voting Shares and Principal Shareholders.............................2

BUSINESS OF THE MEETING.......................................................2
         Receipt of Financial Statements......................................2
         Appointment of Auditors..............................................2
         Election of Directors................................................2
         Reconfirmation of Shareholders Rights Plan...........................4

DIRECTORS & EXECUTIVE COMPENSATION............................................8
         Compensation of Officers.............................................8
         Options Granted.....................................................10
         Options Exercised...................................................10
         Employment Contracts................................................11
         Composition of the Compensation Committee...........................13
         Report on Executive Compensation....................................13
         Performance Graph...................................................13
         Compensation of Directors...........................................14
         Directors and Officers Insurance....................................15

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS.............................15

EQUITY COMPENSATION PLANS....................................................15
         Incentive Share Option Plan.........................................16
         SOP Activity........................................................17
         Directors' Remuneration Plan........................................18
         Directors' Remuneration Plan Activity...............................19
         Summary Information.................................................19

CORPORATE GOVERNANCE.........................................................20

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS........................20

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON......................20

MANAGEMENT CONTRACTS.........................................................20

OTHER MATTERS................................................................20
         Shareholder Proposals...............................................20
         Glossary............................................................20
         Additional Information..............................................21

BOARD APPROVAL...............................................................21

SCHEDULE "A"..................................................................1

SCHEDULE "A" - Corporate Governance Statement
SCHEDULE "B" - Comparison to Canadian Corporate Governance Requirements SCHEDULE "C" - Reconfirmation of Shareholders Rights Plan

                               VOTING INFORMATION

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF CRYSTALLEX INTERNATIONAL CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Completion and Voting of Proxies

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

The persons named in the accompanying form of proxy are officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AS THE PROXY OF THE SHAREHOLDER TO ATTEND AND ACT FOR AND ON BEHALF OF THE SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERT THE NAME OF THE OTHER PERSON IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER APPROPRIATE FORM OF PROXY.

A shareholder may direct the manner in which the persons named in the accompanying form of proxy are to vote by checking the appropriate space on the form of proxy. On any poll, the persons named will vote or withhold from voting the shareholder's shares in accordance with the directions given. IF NO DIRECTION IS GIVEN FOR A PARTICULAR MATTER, THE PERSONS NAMED WILL VOTE THE SHAREHOLDER'S SHARES "FOR" THAT MATTER.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments to the matters identified in the notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Corporation is not aware that any such amendments or other matters may properly come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

The accompanying form of proxy must be dated and signed by the shareholder or by his or her attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney of the corporation.

TO BE EFFECTIVE, A PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST PROXY DEPARTMENT BY MAIL USING THE RETURN ENVELOPE ACCOMPANYING THE NOTICE OF MEETING, BY HAND DELIVERY TO 200 QUEENS QUAY EAST, UNIT 6, TORONTO, ONTARIO M5A 4K9 OR BY FACSIMILE TO (416) 368-2502 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF OR BE DEPOSITED WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF BEFORE THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT THEREOF.

Revocation of Proxies

A shareholder may revoke a proxy by delivering a written revocation to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. The revocation must be dated and signed by the shareholder or by his or her duly authorized attorney. In the case of a corporation, the revocation must be dated and signed by a duly authorized officer or attorney of the Corporation. The revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the revoked proxy.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at April 30, 2006, there were 222,213,209 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. Each issued and outstanding Common Share carries the right to one vote.

Each shareholder of record at the close of business on April 24, 2006 will be entitled to one vote for each Common Share held on each matter coming before the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

                             BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year end December 31, 2005 and accompanying Auditor's Report thereon will be presented at the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditors' report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

At the Meeting, Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1 will be nominated for appointment as auditors of the Corporation at a remuneration to be fixed by the Board. Deloitte & Touche LLP was first appointed as auditors of the Corporation effective April 1, 2003.

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of 10 directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the directors. The board of directors of the Corporation (the "Board") has fixed the number of directors of the Corporation, within the specified minimum and maximum, at eight. The term of office of each of the current directors expires on the election of directors at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE "FOR" THE ELECTION OF THE PROPOSED NOMINEES. THE CORPORATION HAS NOT RECEIVED NOTICE, AND MANAGEMENT OF THE CORPORATION IS NOT AWARE, OF ANY OTHER NOMINEES FOR ELECTION AS DIRECTORS OF THE CORPORATION.

Management does not expect that any of the nominees will be unable to serve as director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying instrument of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion.

The table below sets out the following information for each proposed nominee:
(a) his name and province or state and country of residence; (b) the period during which he has served as a director; (c) the Board committees of which he is a member; (d) his principal occupation; (e) his position with the Corporation; and (f) the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by him.

                                                                                                Number of Common Shares
                                                                                                Beneficially Owned,
                                                                                                Directly or Indirectly,
Name, Residence and              Principal Occupation                                           or Controlled or
Position with Corporation(1)     During the Past 5 Years (1)          Director Since            Directed(1)
----------------------------     ---------------------------          ------------------        ------------------------

Robert A. Fung                   Consultant/Employee                  December 3, 1996                   19,500
Ontario, Canada                  Orion Securities Inc.
Chair of the Board
and Director

Todd Bruce(6)                    President and                        September 22, 2003                 21,026
Ontario, Canada                  Chief Executive Officer
President and                    of the Corporation
Chief Executive Officer
and Director

Michael J. H. Brown(3)(4)(6)     Principal,                           October 10, 2002                   73,247
Ontario, Canada                  Capital Markets Advisory
Director                         Division, Acer Resource Financial
                                 Management Inc.

C. William Longden(2) (6)        Vice Chairman,                       July 25, 2000                      85,815
Ontario, Canada                  Marshall, Macklin, Monaghan
Director                         Limited

Harry J. Near (2)(5)             President,                           May 5, 1997                       141,155
Ontario, Canada                  Near Consultants & Associates;
Director                         Principal,
                                 The Earnscliffe Strategy Group

Marc J. Oppenheimer(3)(6)        Executive Vice-President,            February 20, 1995                 300,000
New Jersey, United States        Kenmar Global Investment
of America                       Management Inc.
Director


                                                                                                Number of Common Shares
                                                                                                Beneficially Owned,
                                                                                                Directly or Indirectly,
Name, Residence and              Principal Occupation                                           or Controlled or
Position with Corporation(1)     During the Past 5 Years (1)          Director Since            Directed(1)
----------------------------     ---------------------------          ------------------        ------------------------

Johan C. van't Hof(2)(3)         President,                           March 12, 2004                     2,786
Ontario, Canada                  Tonbridge Corporation
Director                         Prior to May 2003, Mr. van't Hof
                                 was Chief Operating Officer of
                                 Carter Group, Inc. and prior to
                                 that time he was employed by
                                 PricewaterhouseCoopers LLP

Armando F. Zullo (4)(5)          President,                           December 3, 1996                   64,803
British Columbia, Canada         A.F. Zullo & Company Ltd.
Director

_________________

Notes:
(1) Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is as at April 30, 2006 and includes the number of shares that could be beneficially acquired within sixty days, whether upon the exercise options, warrants, or rights; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account, or similar arrangement.
(2)      Member of the Audit Committee.
(3)      Member of the Finance and Risk Management Committee.
(4)      Member of the Corporate Governance Committee.
(5)      Member of the Nominating and Compensation Committee.
(6)      Member of the Environment, Health and Safety and Operations Committee.


Reconfirmation of Shareholders Rights Plan

The Corporation's Shareholder Rights Plan (the "Rights Plan") provides that it must be submitted to shareholders for reconfirmation at every third annual meeting following its initial confirmation at the 1997 annual meeting. If the Rights Plan is not reconfirmed by the Corporation's shareholders at the meeting by a majority of the votes cast on the resolution, the Rights Plan and all rights issued thereunder shall terminate and be void as of the date of the meeting so long as a Flip-In Event (as defined in the Right Plan) has not occurred prior to that time. If the Rights Plan is reconfirmed by the shareholders at the meeting, the Rights Plan will continue in effect following the meeting.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE RECONFIRMATION OF THE RIGHTS PLAN IS IN THE BEST INTEREST OF THE CORPORATION AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION IN THIS REGARD, THE FULL TEXT OF WHICH RESOLUTION IS SET OUT IN SCHEDULE C TO THIS CIRCULAR. This resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution.

The Rights Plan was adopted by the Board of Directors, in part, to prevent third parties from exploiting the situation created by the Corporation's acquisition of rights to the Cristinas 4 & 6 concessions in Venezuela. In considering whether to adopt the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20 percent or more of the outstanding shares.

The existing legislative framework for take-over bids in Canada presents the following three concerns for shareholders:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid, which the shareholder considers to be inadequate, out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid (a bid for less than all shares), where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder with an approval mechanism, which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

Unequal Treatment

The Board of Directors is also concerned that a person seeking control of the Corporation might attempt, among other things, a gradual accumulation of shares on the open market, the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs, a partial offer that unfairly pressures shareholders or an offer for any or all of the Common Shares at what the Board of Directors considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20 percent of the Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose of the Rights Plan

The purpose of the Rights Plan is to give adequate time for shareholders of the Corporation to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares. The adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The issuance of the Rights (as defined below) will not in any way alter the financial condition of the Corporation. The issuance is not of itself dilutive and will not change the way in which shareholders would otherwise trade Common Shares. By permitting holders of Rights other than an Acquiring Person (as defined below) to acquire shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20 percent or more of the voting securities of the Corporation other than by way of a Permitted Bid (as defined below) or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

The Rights Plan should provide adequate time for the shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board of Directors sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

To qualify as a Permitted Bid, a take-over bid must be made for all Common Shares and must be open for 60 days after the bid is made. If at least 50 percent of the Common Shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of ten business days on the same terms.

The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50 percent of the independently held Common Shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further ten business days to decide whether to withdraw his or her Common Shares from a competing bid, if any, and whether to tender to the bid.

A large number of publicly held corporations in Canada and the United States have adopted shareholder rights plans.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan. Shareholders may obtain a copy of the Rights Plan upon request of the Secretary of the Corporation.

Effective Date

The effective date of the Rights Plan was March 10, 1997 (the "Effective Date").

Term

The term of the Rights Plan is ten years, subject to reconfirmation by shareholders at every third annual meeting of the shareholders of the Corporation.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each outstanding Common Share.

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a takeover bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Under the Rights Plan, there are certain exceptions to that rule, including (i) the Corporation or a subsidiary of the Corporation, (ii) a person who acquires 20 percent or more of the outstanding Common Shares through, among other things, a share redemption or a Permitted Bid, or (iii) an underwriter or selling group member during the course of a public distribution. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of such public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

Eight days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, Common Shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the Rights will be equal to five times the prevailing market price at the Separation Time.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

      (i) the take-over bid must be made by way of a take-over bid circular to all holders of Common Shares;

      (ii) the take-over bid must be made for all Common Shares and to all holders thereof;

      (iii) the take-over bid must not permit Common Shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50 percent of the Common Shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in pursuant to the take-over bid and not withdrawn; and

      (iv) if more than 50 percent of the Common Shares held by independent shareholders are tendered to the take-over bid within 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten business days from the dates of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20 percent of the outstanding voting shares of the Corporation within 14 days or such period as may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of Common Shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

Supplements and Amendments

The Corporation" is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with prior approval of shareholders or Rights holders.

                       DIRECTORS & EXECUTIVE COMPENSATION

Compensation of Officers

The following table sets out information concerning the compensation paid during 2005, 2004 and 2003 to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during 2005;
(b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of 2005; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the end of 2005 (the "Named Executive Officers").


                           Summary Compensation Table
    (unless otherwise indicated, all dollar amounts are in Canadian dollars)

                                                                                           Long Term
                                                                                          Compensation
                                                    Annual Compensation                      Awards
                                        ----------------------------------------------   ---------------
                                                                                           Securities
                                                                         Other Annual     Under Options        All Other
        Name and                          Salary           Bonus(1)      Compensation       Granted(2)        Compensation
   Principal Position        Year           ($)              ($)              ($)              (#)                ($)
---------------------        ----        ---------        ---------      -------------    --------------      -------------

Todd Bruce                   2005          $500,000           $90,000          $24,450           105,200                NIL
President and Chief          2004          $500,000          $250,000          $18,696           141,250                NIL
Executive Officer            2003          $138,267               NIL       $13,267(3)           400,000                NIL

Kenneth G. Thomas(4)         2005          $281,384               NIL          $25,598               NIL                NIL
Chief Operating              2004          $300,000          $200,000          $17,946            50,000                NIL
Officer                      2003          $233,100          $150,000              NIL           180,000            $50,000

Borden D. Rosiak(5)          2005          $265,000           $57,600          $18,344            39,200                NIL
Chief Financial              2004          $265,000          $200,000           $7,146            50,000                NIL
Officer                      2003          $226,667          $200,000              NIL           180,000                NIL

Daniel R. Ross(6)            2005          $400,000           $62,000          $37,515            47,400        $200,000(8)
Executive Vice-              2004          $400,000          $200,000           $7,146            50,000                NIL
President and                2003          $400,000          $345,000              NIL           230,000                NIL
Corporate Counsel

Dr. Sadek El-Alfy            2005        US$228,000        US$36,000               NIL            36,000                NIL
Vice-President               2004        US$225,000        US$50,000         US$750(7)            50,000                NIL
Operations                   2003        US$222,000        US$140,000      US$1,800(7)           200,000                NIL


_______________

Notes:
(1) Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(2)  Options for Common Shares granted during the year.
(3)  Consulting fees for the period September 1, 2003 to September 21, 2003.
(4) Mr. Thomas resigned as Chief Operating Officer of the Corporation on November 8, 2005.
(5) Mr. Rosiak retired as the Chief Financial Officer of the Corporation on January 31, 2006 and was replaced by Daniel Hamilton.
(6) Mr. Ross resigned as executive Vice-President and Corporate Counsel of the Corporation on December 31, 2005. (7) Matching contribution made by the Corporation to the Named Executive Officer's 401(k) plan. (8) Mr. Ross was paid a bonus in 2005 of $200,000, which bonus was deposited in a retirement compensation annuity in Mr. Ross' name.
(7) Matching contribution made by the Corporation to the Named Executive Officer's 401(k) plan.
(8) Mr. Ross was paid a bonus in 2005 of $200,000, which bonus was deposited in a retirement compensation annuity in Mr. Ross' name.

Options Granted

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2005.


                           Option Grants During the Most Recently Completed Financial Year

                                                                                  Market Value
                                               % of Total                        of Securities
                              Securities        Options                            Underlying
                             Under Options     Granted to       Exercise or      Options on the
                              Granted(1)      Employees in      Base Price       Date of Grant          Expiration
           Name                   (#)           Year(2)        ($/Security)       ($/Security)             Date
----------------------      --------------   -------------     ------------      ---------------     ------------------
Todd Bruce                      65,200            4.6%             $2.37             $2.37            December 16, 2010
                                40,000            2.8%             $4.65             $4.65                June 23, 2015

Kenneth G. Thomas(3)              NIL             NIL               NIL               NIL                           NIL

Borden D. Rosiak(4)             39,200            2.8%             $2.37             $2.37            December 16, 2010

Daniel R. Ross(5)               47,400            3.4%             $2.37             $2.37            December 16, 2010

Dr. Sadek El-Alfy               36,000            2.6%             $2.37             $2.37            December 16, 2010


________________

Notes:
(1) Unless otherwise indicated, all options are exercisable immediately upon issuance.
(2) Options granted to the Named Executive Officers and employees who are not directors.
(3) Mr. Thomas resigned as Chief Operating Officer of the Corporation on November 8, 2005.
(4) Mr. Rosiak retired as the Chief Financial Officer of the Corporation on January 31, 2006 and was replaced by Daniel Hamilton.
(5) Mr. Ross resigned as executive Vice-President and Corporate Counsel of the Corporation on December 31, 2005.


Options Exercised

The following table sets out information concerning options exercised by the Named Executive Officers during 2005 and the value of unexercised options held by the Named Executive Officers as at December 31, 2005.


                    Aggregated Option Exercises During the Most Recently Completed Financial Year
                                        and Financial Year-End Option Values

                          Securities        Aggregate                                          Value of Unexercised
                           Acquired on        Value            Unexercised Options             in-the-Money Options
         Name             Exercise (#)    Realized ($)           at Year-End (#)                    at Year-End
--------------------     -------------    ------------    -----------------------------    -----------------------------
                                                          Exercisable     Unexercisable    Exercisable     Unexercisable
                                                          -----------     -------------    -----------     -------------

Todd Bruce                        NIL            NIL         513,117          133,333          $8,476           NIL

Kenneth G. Thomas(1)          100,000        268,000         130,000              NIL             NIL           NIL

Borden D. Rosiak(2)               NIL            NIL         269,200              NIL         $53,096           NIL

Daniel R. Ross(3)                 NIL            NIL         837,400              NIL        $273,412           NIL

Dr. Sadek El-Alfy              35,000         79,960         286,000              NIL         $79,960           NIL


Notes:
(1) Mr. Thomas resigned as Chief Operating Officer of the Corporation on November 8, 2005.
(2) Mr. Rosiak retired as the Chief Financial Officer of the Corporation on January 31, 2006 and was replaced by Daniel Hamilton.
(3) Mr. Ross resigned as Executive Vice-President and Corporate Counsel of the Corporation on December 31, 2005.

Employment Contracts

The Corporation has entered into an employment agreement with each of the Named Executive Officers. Each of the agreements with the Named Executive Officers were effective commencing January 1, 2005. Mr. Thomas, Mr. Ross and Mr. Rosiak terminated their employment with the Corporation on November 8, 2005, December 31, 2005 and January 31, 2006, respectively and their employment agreements are no longer in force. In addition, the Corporation has entered into an employment agreement effective as of February 1, 2006 with Daniel Hamilton to act as the Chief Financial Officer of the Corporation.

Mr. Bruce's agreement sets out the terms on which Mr. Bruce acts as President and Chief Executive Officer of the Corporation. Under the agreement, Mr. Bruce is entitled to receive an annual base salary of $500,000 and was eligible to participate in the Corporation's benefit programs. He is also eligible to receive an annual bonus up to maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the terms of the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. If his employment is terminated for disability, Mr. Bruce is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Bruce is entitled to receive a lump sum payment equal to three times his annual base salary and a continuation of his benefits for a period of three years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Bruce is entitled to receive: (a) a lump sum payment equal to three times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of three years; and (c) a continuation of his benefits for a period of three years.

Mr. El-Alfy's agreement sets out the terms on which Mr. El-Alfy acts as Vice-President Operations of the Corporation. Under the agreement, Mr. El-Alfy is entitled to receive an annual base salary of US$228,000 and was eligible to participate in the Corporation's benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. El-Alfy is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. El-Alfy is entitled to receive a lump sum payment equal to 1.5 times his annual base salary and a continuation of his benefits for a period of 18 months. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. El-Alfy's is entitled to receive: (a) a lump sum payment equal to 1.5 times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of 18 months; and (c) a continuation of his benefits for a period of 18 months.

Mr. Thomas' agreement set out the terms on which Mr. Thomas acted as Chief Operating Officer of the Corporation. Under the agreement, Mr. Thomas was entitled to receive an annual base salary of $340,000 and was eligible to participate in the Corporation's benefit programs. He was also eligible to receive an annual bonus of up to maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the terms of the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment was terminated for disability, Mr. Thomas was entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment was terminated for any reason other than disability or cause, Mr. Thomas was entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment was terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Thomas was entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years. Mr. Thomas resigned as the Chief Operating Officer of the Corporation on November
8, 2005.

Mr. Rosiak's agreement set out the terms on which Mr. Rosiak acted as Chief Financial Officer of the Corporation. Under the agreement, Mr. Rosiak was entitled to receive an annual base salary of $265,000 and was eligible to participate in the Corporation's benefit program. He was also eligible to receive an annual bonus up to maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment was terminated for disability, Mr. Rosiak was entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment was terminated for any reason other than disability or cause, Mr. Rosiak was entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment was terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Rosiak was entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years. Mr. Rosiak retired as the Chief Financial Officer of the Corporation on January 31, 2006.

Mr. Ross' agreement set out the terms on which Mr. Ross acted as Executive Vice-President and Corporate Counsel of the Corporation. Under the agreement, Mr. Ross was entitled to receive an annual base salary of $400,000 and was eligible to participate in the Corporation's benefit program. He was also eligible to receive an annual bonus up to maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment was terminated for disability, Mr. Ross was entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment was terminated for any reason other than disability or cause, Mr. Ross was entitled to receive a lump sum payment equal to three times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment was terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Ross was entitled to receive: (a) a lump sum payment equal to three times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of three years. Mr. Ross resigned as the Executive Vice-President and Corporate Counsel of the Corporation on December 31, 2005.

Mr. Hamilton's agreement sets out the terms on which Mr. Hamilton will act as Chief Financial Officer of the Corporation. Under the agreement, Mr. Hamilton is entitled to receive an annual base salary of $250,000 and was eligible to participate in the Corporation's benefit program. He is also eligible to receive an annual bonus up to maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Corporation's Incentive Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Hamilton is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Hamilton is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Hamilton is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Composition of the Compensation Committee

The Nominating and Compensation Committee, composed of Messrs. Near (Chair) and Zullo, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation.

Each of Mr. Fung and Mr. Bruce absents himself from a meeting, or portion of a meeting, of the Board where his compensation is discussed and refrains from voting in respect of the approval of his compensation.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation. A new executive compensation system was unanimously approved by the Board in December 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system more appropriate for the Corporation's current organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the new system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus of up to 30% of base salary that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor's/Toronto Stock Exchange Composite Index ("TSX Composite") and the Standard & Poor's/Toronto Stock Exchange Capped Gold Index ("TSX Gold") assuming an investment of $100 on December 31, 1999 and, where applicable, the reinvestment of dividends.

                                [GRAPHIC OMITTED]

-------------- ---------- ---------- ---------- ---------- ---------- ---------
Index           Dec 31/00  Dec 31/01  Dec 31/02 Dec 31/03   Dec 31/04 Dec 31/05
-------------- ---------- ---------- ---------- ---------- ---------- ---------
Corporation        $100        $228      $191       $287        $352     $205
-------------- ---------- ---------- ---------- ---------- ---------- ---------
TSX Composite      $100         $87       $77        $97        $111     $138
-------------- ---------- ---------- ---------- ---------- ---------- ---------
TSX Gold           $100        $123      $155       $180        $166     $202
-------------- ---------- ---------- ---------- ---------- ---------- ---------

Compensation of Directors

Directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

Outside directors (in 2005, Messrs. Brown, Longden, Near, Oppenheimer, van't Hof and Zullo) receive an annual fee of U.S.$20,000 payable, at the option of the Corporation, in Common Shares (see "EQUITY COMPENSATION PLANS - "Directors Remuneration Plan"). All directors receive an annual grant of 25,000 options to acquire Common Shares.

With the exception of the Audit Committee, the Chair of a Board committee receives an additional annual grant of 20,000 options to acquire Common Shares and a member of a Board committee (other than the Chair) receives an additional annual grant of 15,000 options to acquire Common Shares. The Chair of the Audit Committee receives an additional annual grant of 30,000 options to acquire Common Shares and a member of the Audit Committee (other than the Chair) receives an additional annual grant of 20,000 options to acquire Common Shares. The options are granted immediately after the annual general meeting of shareholders of the Corporation.

During 2005, Mr. van't Hof received cash compensation of $80,000 for acting as the lead director of the Board and cash compensation of $65,000 for his role as chairman of a special committee of the Board. Messers Brown and Longden each received a cash payment of $60,000 for their respective roles as members of a special committee of the Board.


Directors and Officers Insurance

The Corporation maintains directors and officers liability insurance for itself and its directors and officers. Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$150,000, for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation. The policy has a limit of US$10,000,000 per occurrence. The annual premium payable by the Corporation under the policy is US$291,379.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are or were during 2005 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates is or at any time since the beginning of 2005 was indebted to the Corporation or any of its subsidiaries.

                            EQUITY COMPENSATION PLANS

As at the end of the Corporation's most recently completed financial year, Common Shares were authorized for issuance under the Corporation's equity compensation plans as set out below.

                                    Equity Compensation Plan Information

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                             Number of securities
                                                                                            remaining available for
                                Number of securities to be    Weighted-average exercise      future issuance under
                                  issued upon exercise of       price of outstanding       equity compensation plans
                                   outstanding options,         options, warrants and        (excluding securities
                                    warrants and rights                rights              reflected in column (a))
Plan Category                               (a)                          (b)                          (c)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation plans                9,360,685                      $2.74                      7,546,947
approved by securityholders

         (Category 1)
------------------------------- ---------------------------- ---------------------------- ----------------------------

Equity Compensation plans not         Not Applicable               Not Applicable               Not Applicable
approved by securityholders

         (Category 2)
------------------------------- ---------------------------- ---------------------------- ----------------------------

                         Total           9,360,685                      $2.74                      7,546,947
------------------------------- ---------------------------- ---------------------------- ----------------------------

The numbers in Category 1 refer to the Corporation's Incentive Share Option Plan (the "SOP") and the Directors' Remuneration Plan (the "DRP") details of which are contained below.

Incentive Share Option Plan

Background

The shareholders of the Corporation approved the SOP of the Corporation in June 2002. Shareholders also approved an amendment to the SOP in June 2004 to increase the maximum number of Common Shares issued and issuable under the SOP.

The purpose of the SOP is to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies ("eligible persons"), to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees. The Board or a Board committee administers the SOP.

2005 Amendment of SOP

On June 24, 2005, the shareholders approved an amendment to the SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time. The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to Toronto Stock Exchange ("TSX") rules and regulations, the number of Common Shares available for future grant of options under the SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years, commencing in 2008.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the SOP is currently 22,221,321. The maximum number of Common Shares issuable to any one person at any time under the SOP is 5% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares issued or issuable to insiders at any time under the SOP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The exercise price and the vesting and exercise periods of options granted under the SOP are determined at the time of grant. The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. All options must be exercised no later than 10 years after the date of grant. If the holder of an option ceases to be an eligible person for any reason (including termination of his employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 12 months after the holder ceased to be an eligible person and, in all other cases, within the lesser of the remainder of the exercise period and any other period determined at the time of the grant.

The exercise price of each Common Share purchased under an option must be paid in full at the time that the option is exercised. The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options.

Options granted under the SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder's legal representative.

The Board may amend or terminate the SOP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the SOP may not be increased without the approval of the shareholders of the Corporation. Under the rules of the TSX, the shareholders of the Corporation, excluding shareholders who are also insiders of the Corporation, must approve any reduction in the exercise price or any extension of the term of outstanding options under the SOP. No amendment or termination of the SOP may change any rights of a holder of options without the consent of the holder. The Board made a number of minor housekeeping amendments to the SOP effective January 1, 2005. None of these amendments was material or required shareholder approval.

SOP Activity

The following table sets out SOP activity from December 31, 2004 to April 30, 2006.


                                         Maximum Number of
                                       Common Shares Issued           Common Shares                Common Shares
                                        and Issuable Under            Issuable Under               Available for
                                              the SOP              Outstanding  Options            Future Grant(1)
                                       ---------------------       --------------------          --------------------
Balance - December 31, 2004                  13,500,000                  13,526,458                     (62,458)

Increase in 2005                              7,303,631                                               7,303,631
Options granted in 2005                                                   1,407,644                  (1,407,644)
Options cancelled in 2005                                                  (255,500)                    255,500
Options exercised in 2005                                                   775,000

Balance - December 31, 2005                  20,803,631                                               6,089,029

Increase in 2006                              1,417,690                                               1,417,690
Options granted in 2006                                                     194,091                    (194,091)
Options cancelled in 2006
Options exercised in 2006                                                 1,257,800

Balance - April 30, 2006                     22,221,321                                               7,312,628


______________

Note:
(1) The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

Summary Information

The following table sets out summary information with respect to the SOP as at April 30, 2006.


      Maximum Number of
     Common Shares Issued            Common Shares             Common Shares              Common Shares
      and Issuable Under             Issued Under              Issuable Under             Available for
           the SOP                 Exercised Options        Outstanding Options          Future Grant(1)
--------------------------    ------------------------    -----------------------    ------------------------
                  % of                       % of                        % of                          % of
                 Common                     Common                      Common                       Common
                  Share                     Share                       Share                        Share
       #         Capital           #        Capital            #        Capital          #           Capital
--------------   ---------    -----------   ----------    ----------    ---------    ----------     ---------
22,221,321(2)        10%        5,548,008     2.5%         9,360,685      4.2%        7,312,628        3.3%


_____________

Notes:
(1) The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.
(2)      As at April 30, 2006.


Directors' Remuneration Plan

Background

The shareholders of the Corporation approved the DRP of the Corporation in December 1998.

The DRP is administered by the Compensation Committee. The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies ("eligible persons") in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies. The Board or a Board committee administers the Plan.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the Plan is currently 600,000. The maximum number of Common Shares issued or issuable to insiders at any time under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The issue price per Common Share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation. The Board made a number of minor housekeeping amendments to the DRP effective January 1, 2005. None of these amendments was material or required shareholder approval.

Directors' Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2004 to April 30, 2006.

                                         Maximum Number of
                                       Common Shares Issued                                   Common Shares Available
                                        and Issuable Under             Common Shares                    for
                                              the DRP                      Issued                 Future Issue (1)
                                       ---------------------          -----------------        -----------------------
Balance - December 31, 2004                      600,00                     300,495                     299,505

Common Shares issued in 2005(2)                                              65,186                     (65,186)

Balance - December 31, 2005                     600,000                     365,681                     234,319

Common Shares issued in 2006                        NIL                         NIL                         NIL

Balance - April 30, 2006                        600,000                     365,681                     234,319

______________

Notes:
(1) The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

(2) The number of Common Shares issued in 2005 includes the issuance of 19,502 Common Shares on January 4, 2005 in lieu of cash compensation payable to eligible persons for services provided during the 2004 fiscal year of the Corporation and the issuance of 29,556 Common Shares on December 21, 2005 in lieu of cash compensation payable to eligible persons for services provided during the 2005 fiscal year of the Corporation.


Summary Information

The following table sets out summary information with respect to the DRP as at April 30, 2006.

      Maximum Number of
     Common Shares Issued                                    Common Shares
      and Issuable Under           Common Shares             Available for
           the DRP                    Issued                Future Issue(1)
---------------------------  -------------------------  ------------------------
                                          % of Common
               % of Common                   Share                  % of Common
    #         Share Capital      #         Capital(1)      #       Share Capital
---------    --------------  ---------    ------------  --------   -------------
 600,000          0.3%        365,681         0.2%      234,319         0.1%

_____________

Note:

(1) The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

                             CORPORATE GOVERNANCE

The corporate governance practices of the Corporation are subject to the requirements of the United States Sarbanes-Oxley Act of 2002 ("SOX"), the rules of the US Securities Exchange Commission (the "SEC") adopted pursuant to SOX, the rules of the American Stock Exchange ("AMEX") applicable to foreign private issuers, the TSX Company Manual and the guidelines and rules of the Canadian Securities Administrators. The Corporation believes that its corporate governance practices comply with all of the requirements, rules and guidelines applicable to the Corporation at this time.

Attached to this Circular as Schedule "A" is a copy of the Corporate Governance Statement of the Corporation.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or proposed nominees for election as directors of the Corporation and their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2005 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

                           AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation's annual information form for the period ended December 31, 2005 in the subsection " Audit Committee."

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2005 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

                              MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

                                  OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the annual meeting of shareholders of the Corporation to be held in 2007 no later than December 31, 2006.

Glossary

The terms "affiliate", "associate", "insider" and "senior officer" used in this Circular have the meanings given to them in the Securities Act (Ontario). The terms "executive officer" and "informed person" used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2005 by contacting Richard Marshall, Vice-President, Investor Relations, Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Canada M5C 1C4.

                                 BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED May 11, 2006.

                                           BY ORDER OF THE BOARD OF DIRECTORS

                                           /s/ Todd Bruce

                                           President and Chief Executive Officer

                                  SCHEDULE "A"

                      CRYSTALLEX INTERNATIONAL CORPORATION

                         Corporate Governance Statement
                                 April 30, 2006


  _________________________________________________________________________

                               TABLE OF CONTENTS




Introduction..................................................................1

1.1     Board of Directors....................................................1

1.2     Mandate...............................................................3

1.3     Position Descriptions.................................................3

1.4     Orientation and Continuing Education..................................3

1.5     Ethical Business Conduct..............................................4

1.6     Nomination and Compensation of Directors..............................4

1.7     Other Board Committees................................................5

1.8     Board Policies........................................................6

1.9     Assessments...........................................................6

Introduction

o This Statement sets out the principal corporate governance practices of Crystallex International Corporation ("Corporation") as required by National Instrument 58-101 "Disclosure of Corporate Governance Practices." The documents referred to in this Statement may be viewed in electronic format at www.sedar.com or the Corporation's website at www.crystallex.com.

1.1      Board of Directors

(1) The Corporate Governance Committee has assessed the independence of each of the directors of the Corporation ("Directors") and reported the results of its assessment to the Board. Based on the report of the Corporate Governance Committee and the application of the criteria set out in the National Instrument 52-110 "Audit Committees" as reflected in the Corporation's Policy on Independence of Directors, and the rules of the SEC and the AMEX, the Board has determined that five of the eight current Directors are independent: Messrs. Brown, Longden, Near, van't Hof and Zullo.

(2) The following sets out the Directors who are not independent and describes the basis for that determination:

         Robert A. Fung serves as Chair of the Board ("Chair"). He is a consultant to Orion Securities Inc., an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is also a partner in Osprey Capital Partners, a partnership through which Mr. Fung and other partners have provided financial and investment banking services to the Corporation. Mr. Fung is not independent.

         Todd Bruce is currently the President and Chief Executive Officer of the Corporation. Because of his employment by the Corporation, Mr. Bruce is not independent.

         Marc J. Oppenheimer served as President and Chief Executive Officer of the Corporation from February 1995 to September 2003 and as Vice Chair from September 2003 to April 2004. Mr. Oppenheimer is not independent.

(3) Two Directors hold cross-directorships or have other links with other Directors through involvement with other corporations or entities. Messrs. Fung and van't Hof are both directors with Tonbridge Power Inc. The Board has assessed both of these relationships and concluded that neither of them interferes with the exercise of independent judgment by the applicable Directors or the ability of the applicable Directors to act in the best interests of the Corporation.

(4) The independent Directors hold meetings at which non-independent Directors and members of management are not in attendance on an as needed basis. There were four such meetings held since the beginning of the Corporation's most recently completed financial year.

(5) The Board has appointed Mr. van't Hof the lead director of the Corporation ("Lead Director"). The roles and responsibilities of the Lead Director are:

            o carries out the responsibilities of the Chair in the absence of the Chair and the Vice-Chair.

            o works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities.

            o is available to shareholders who have concerns that cannot be addressed through the Chair or the Chief Executive Officer.

            o schedules, sets the agenda for and chairs separate meetings of the independent Directors.

            o acts as the principal interface between the Chair and other Directors.

            o provides advice and counsel to the Chair and the Chief Executive Officer.

            o performs such other functions as may be reasonably requested by the Board or the Chair.

(6)      Attendance Record of Directors - 2005


Legend:  |X| = Present; x = Absent; c = Participated by Conference Call

-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
Date of          Fung     Bruce     Brown     Longden      Near     Oppenheimer      van't Hof  Zullo    Matheson(1)
Meeting
--------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
14/02/05         |X|      |X|       |X|         |X|        |X|          |X|           |X|       |X|         |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
22/03/05          x       |X|       |X|         |X|        |X|          |X|           |X|       |X|         |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
30/03/05          x        c         c           c          x            c             c         c           c
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
14/04/05         |X|      |X|       |X|         |X|        |X|          |X|           |X|       |X|         |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
12/05/05         |X|      |X|       |X|         |X|         c           |X|           |X|        c          |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
26/05/05         |X|      |X|       |X|         |X|        |X|           c            |X|        c          |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
16/06/05         |X|      |X|       |X|          c          c            c            |X|        c          |X|
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
24/06/05         |X|      |X|        x          |X|        |X|          |X|           |X|       |X|          -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
22/07/05         |X|      |X|        c           c          c            c            |X|        c           -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
11/08/05          c       |X|        c          |X|         x            x             c         c           -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
09/09/05         |X|      |X|        x           x          c            c            |X|        c           -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
03/10/05         |X|      |X|       |X|          x         |X|          |X|           |X|       |X|          -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
28/10/05         |X|      |X|       |X|         |X|        |X|           x            |X|       |X|          -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------
15/12/05         |X|      |X|       |X|         |X|        |X|          |X|           |X|        c           -
-------------- -------- --------- --------- ------------ -------- ---------------- ---------- -------- ---------------

_______________

Note:
(1) David Matheson stepped down as a Director of the Corporation effective as of June 24,2005.

1.2      Mandate

(1) The Board is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities ("Crystallex Group").

(2) In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

         a duty of loyalty: they must act honestly and in good faith with a view of the best interests of the Corporation; and

         a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(3)      The Board has specifically recognized its responsibilities for:

         (a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and the other officers of the Corporation create a culture of integrity throughout the Crystallex Group;

         (b) adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

         (c) identifying the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

         (d) overseeing the integrity of the internal control and management information systems of the Corporation;

         (e) succession planning (including appointing, training and monitoring senior management);

         (f)   adopting a disclosure policy for the Corporation; and

         (g)   developing the Corporation's approach to corporate governance.


The Board has adopted a Board of Director's Charter that, among other things, sets out the responsibilities of the Board.

1.3      Position Descriptions

         The Board has developed a written position description for the Chair of the Board, the Chairs of each Board Committee and the Chief Executive Officer.

1.4      Orientation and Continuing Education

(1) The Board has adopted procedures for new Directors. The orientation and training of new Directors is overseen by the Nomination and Compensation Committee and the Corporate Governance Committee. New Directors are provided with an information package concerning the Corporation, its properties and internal policies and meet with both the Board as a whole and individually with the Chairman of the Board and other Directors and with various members of senior management to obtain additional information concerning the Corporation and its business.

(2) The Corporation provides continuing education opportunities for all Directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as Directors. The Directors regularly receive briefings on developments in relation to corporate governance matters and financial matters relevant to the Corporation from the external legal counsel and financial advisors to the Corporation. The Board encourages individual Directors to pursue continuing educational opportunities at the Corporation's cost.

1.5      Ethical Business Conduct

(1) The Board has adopted a written Code of Business Conduct and Ethics for all directors, officers, employees, their immediate families and where applicable, third parties engaged to represent the Corporation, which is a practical set of policies and standards intended to guide and influence behaviour. All employees who have executive or managerial responsibilities are provided with a copy of the Code and shall file annually a signed, written certificate, affirming that the employee has read, understood and complied with the Code. The Code of Business Conduct and Ethics may be viewed in electronic format at www.sedar.com or the Corporation's website at www.crystallex.com, or can be obtained in paper format from the Corporation at: Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Ontario, M5C 1C4, Canada.

(2) The Board monitors compliance with the Code through an annual compliance review with the President and CEO.

(3) There have been no material change reports filed in the past year that pertain to any conduct of a Director or Executive Officer departing from the Code.

(4) The Board requires Directors to exercise independent judgment in considering agreements and transactions by requiring regular conflict declarations.

1.6      Nomination and Compensation of Directors

(1) The Nominating and Compensation Committee is comprised of Messrs. Near (Chair) and Zullo, both of whom are independent.

(2) As part of its mandate, the Nominating and Compensation Committee, in cooperation with the Corporate Governance Committee, is responsible for reviewing the size and effectiveness of the Board and making any recommendations for change to the Board. The Board will then determine the specific number of Directors on the Board and as required consider qualified and suitable Board candidates who can contribute to the ongoing development of the Corporation. The Board has determined that the current number of Directors is appropriate for the Corporation's current operations and enables the Board to perform its duties diligently and efficiently.

(3) In addition, The Nominating and Compensation Committee reviews the adequacy and form of Directors and officers compensation at least annually and reports any recommendations to the Board for consideration. As part of this review, the Committee must evaluate whether the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer. The Committee also takes the state of the Company's financial position into account in assessing the adequacy of the compensation. Compensation may be in the form of stock options.

1.7      Other Board Committees

(1) In addition to the Nomination and Compensation Committee (discussed above), the Board has established four other permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Corporate Governance Committee, the Finance and Risk Management Committee and the Environment, Health and Safety and Operations Committee.

(2) Each Board committee has a charter setting out its composition, responsibilities and authority.

(3) Other than the President and Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board committee meetings at the invitation of the committee.

(4)      The function of each Board committee is set out below.

         Audit Committee

         o The Audit Committee is comprised of Messrs. Van't Hof (Chair) and Longden and Near, all of whom are independent.

         o The role of the Audit Committee is set out in the Audit Committee Charter and is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

         Corporate Governance Committee

         o The Corporate Governance Committee is comprised of Messrs. Brown (Chair) and Zullo, both of whom are independent.

         o The role of the Corporate Governance Committee is set out in the Corporate Governance Committee Charter and is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

         Finance and Risk Management Committee

         o The Finance and Risk Management Committee is comprised of Messrs. van't Hof (Chair), Brown and Oppenheimer, the majority of whom are independent.

         o The role of the Finance and Risk Management Committee is set out in the Finance and Risk Management Committee Charter and is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

         Environment, Health and Safety and Operations Committee

         o The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair), Brown, Bruce and Oppenheimer, 50% of whom are independent.

         o The role of the Environment, Health and Safety and Operations Committee is set out in the Environment, Health and Safety and Operations Committee Charter and is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Crystallex Group and to oversee the operations of the Crystallex Group.

         Management Committees

         o     The Corporation has two management committees:

               (a) Executive Management Committee: The Executive Management Committee is the principal management group responsible for the operations and allocation of the resources of the Corporation. The Executive Management Committee is comprised of the Chief Executive Officer, Chief Financial Officer, Vice-President Operations, Vice-President, Exploration, Vice-President Corporate Development and Planning, Vice-President Investor Relations, Vice President Engineering and Construction, and Vice President Environment.

               (b) Disclosure Committee: The Disclosure Committee is responsible for the management of the disclosure practices of the Corporation. The Disclosure Committee is comprised of the Chief Executive Officer, Chief Financial Officer, Vice-President Investor Relations and a representative of the Board, currently Mr. Brown.

1.8      Board Policies

         o The Corporation has adopted a Policy on the Provision of Services by External Auditors, a Code of Business Conduct and Ethics, a Disclosure Policy and an Insider Trading and Tipping Policy.

1.9      Assessments

         o The Nominating and Compensation Committee is responsible for at least annually, in cooperation with the Corporate Governance Committee, assessing the effectiveness of the Board and Board Committees and the competencies and skills of the Directors and reporting the results of that assessment to the Board.

                                 SCHEDULE "B"

           Comparison to Canadian Corporate Governance Requirements

        National Instrument 58-101F1 - Corporate Governance Disclosure,
                            National Policy 58-201


--------------------------------------------- ------------------------------------------------ ---------------------

Required Disclosure NI 58-101F1               Relevant Guideline from NP 58-201                     Compliance
--------------------------------------------- ------------------------------------------------ ---------------------

1.  Board of Directors                        Meaning of Independence/Composition
                                              of the Board/Meetings of
                                              Independent Directors
--------------------------------------------- ------------------------------------------------ ---------------------

1(a)-(g)                                      2.1; 3.1; 3.2; 3.3                                    Yes
--------------------------------------------- ------------------------------------------------ ---------------------

2.  Board Mandate                             Board Mandate
--------------------------------------------- ------------------------------------------------ ---------------------

2(a)                                          3.4(a)-(g); (i), (ii)                                 Yes
--------------------------------------------- ------------------------------------------------ ---------------------

3.  Position Descriptions                     Position Descriptions
--------------------------------------------- ------------------------------------------------ ---------------------

3(a)-(b)                                      3.5                                                   Yes
--------------------------------------------- ------------------------------------------------ ---------------------

4.  Orientation and Continuing Education      Orientation and Continuing Education
--------------------------------------------- ------------------------------------------------ ---------------------

4(a)(i), (ii); (b)                            3.6; 3.7                                              Yes
--------------------------------------------- ------------------------------------------------ ---------------------

5.  Ethical Business Conduct                  Code of Business Conduct and Ethics
--------------------------------------------- ------------------------------------------------ ---------------------

5(a) (i), (ii) & (iii); (c)                   3.8(a)-(f); 3.9                                       Yes
--------------------------------------------- ------------------------------------------------ ---------------------

6.  Nomination of Directors                   Nomination of Directors
--------------------------------------------- ------------------------------------------------ ---------------------

6(a)-(c)                                      3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)            Yes
--------------------------------------------- ------------------------------------------------ ---------------------

7.  Compensation                              Compensation
--------------------------------------------- ------------------------------------------------ ---------------------

7(a)-(d)                                      3.15; 3.16; 3.17 (a)-(c)                              Yes
--------------------------------------------- ------------------------------------------------ ---------------------

8.  Other Board Committees
--------------------------------------------- ------------------------------------------------ ---------------------

n/a                                           n/a                                                   Yes
--------------------------------------------- ------------------------------------------------ ---------------------

9.  Assessments                               Regular Board Assessments
--------------------------------------------- ------------------------------------------------ ---------------------

n/a                                           3.18 (a)-(b)                                          Yes
--------------------------------------------- ------------------------------------------------ ---------------------

                                  SCHEDULE "C"

                   Reconfirmation of Shareholders Rights Plan


         BE IT RESOLVED THAT:

1. The shareholders rights plan agreement dated as of March 10, 1997 between the Corporation and the R-M Trust Company (now CIBC Mellon Trust Company) is hereby reconfirmed.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                                                      DOCUMENT 2

                     CRYSTALLEX INTERNATIONAL CORPORATION
           Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4


                         NOTICE OF ANNUAL AND SPECIAL
                            MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders of Crystallex International Corporation (the "Corporation") will be held at 8:30 a.m. (Toronto time) on Thursday, June 22, 2006 in the Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Ontario M5E 1X8 for the following purposes:

1. to receive the audited consolidated financial statement of the Corporation for the year ended December 31, 2005 together with the auditors' report thereon;

2.       to elect directors of the Corporation;

3. to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, a resolution reconfirming the shareholders rights plan of the Corporation, previously approved by shareholders in 1997, 2000 and 2003, the full text of which resolution is set out in Schedule "C" to the accompanying information circular; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 together with the auditors' report thereon accompanies this notice.

Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting. Shareholders who are unable to attend to the meeting in person and who wish to ensure that their common shares are voted at the meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying management information circular.

DATED May 11, 2006.

                                       BY THE ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Todd Bruce

                                       President and Chief Executive Officer

                                                                      DOCUMENT 3


                                          CRYSTALLEX INTERNATIONAL CORPORATION
                               Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
                                               Telephone: (416) 203-2448

                                                         PROXY

This proxy is solicited by management of Crystallex  International  Corporation (the  "Corporation") for the annual and special meeting of shareholders  of the Corporation to be held at 8:30 a.m.  (Toronto time) on Thursday,  June 22, 2006 in the Hockey Hall of Fame, BCE Place, 30 Yonge Street,  Toronto,  Ontario M5E 1X8. The undersigned  shareholder of the
Corporation  appoints Todd Bruce,  President and Chief  Executive  Officer of the  Corporation,  or failing him, Daniel
Hamilton, Chief Financial Officer of the Corporation, or in place of either of them, __________________________________, as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the meeting and any  adjournment  thereof.  The  undersigned  shareholder  of the  Corporation  also  revokes any proxy previously given by the undersigned in respect of the meeting.


1. To  elect  as  directors  of  the   Corporation  the  eight                            NOTES
   individuals  identified as management's  proposed  nominees in
   the accompanying management information circular                     You  may   appoint  a  person   (who  need  not  be  a
                                                                        shareholder)  other than the  persons  named  above as
   VOTE FOR  _____  WITHHOLD FROM VOTING _____                          your  proxy to attend and act for and on behalf of you
                                                                        at the  meeting  by  striking  out  the  names  of the
                                                                        persons  named  above  and  inserting  the name of the
2. To  appoint  Deloitte  &  Touche  LLP  as  auditors  of the          other  person  in  the  blank  space  provided  or  by
   Corporation  for the ensuing year and to  authorize  the board       completing another appropriate form of proxy.
   of directors of the Corporation to fix their remuneration
                                                                        Your  shares  will be voted in  accordance  with  your
   VOTE FOR _____   WITHHOLD FROM VOTING  _____                         directions.   If  no   direction   is   given   for  a
                                                                        particular  matter,  your  shares  will be voted "For"
                                                                        that matter.
3. To consider  and,  if deemed  advisable,  to pass,  with or
   without variation, a resolution  reconfirming the shareholders       This  proxy  will not be valid  unless it is signed by
   rights  plan  of the  Corporation,  the  full  text  of  which       you or by your  attorney  authorized  in  writing.  In
   resolution  is set  out in  Schedule  "C" to the  accompanying       the case of a  corporation,  this proxy must be signed
   information circular.                                                by a  duly  authorized  officer  or  attorney  of  the
                                                                        corporation.  If this proxy is not  dated,  it will be
   VOTE FOR _____   WITHHOLD FROM VOTING  _____                         deemed to bear the date on which it was mailed.

                                                                        To be  effective,  this proxy must be  deposited  with
4. VOTE in the proxyholder's discretion in respect of                   CIBC Mellon Trust Proxy  Department  by mail using the
   amendments to the above matters and any other matters that           return  envelope  accompanying  the notice of meeting,
   may properly come before the meeting or any adjournment              by hand  delivery  to 200 Queens  Quay  East,  Unit 6,
   thereof.                                                             Toronto,  Ontario  M5A 4K9 or by  facsimile  to  (416)
                                                                        368-2502  at  least  48  hours  (excluding  Saturdays,
   Voting discretion denied _______________                             Sundays and  holidays)  before the time of the meeting
                                                                        or any  adjournment  thereof or be deposited  with the
                                                                        chairman of the  meeting  before the  commencement  of
                                                                        the meeting or any adjournment thereof.



DATED _______________________, 2006.


__________________________     ________________________________________
Signature of Shareholder       Name of Shareholder (please print)




                               _________________________________________
                               Address (if new)


                               _________________________________________

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CRYSTALLEX INTERNATIONAL CORPORATION
                             ---------------------------------------------------
                                                   (Registrant)

Date:   May 19, 2006         By:     /S/ DAN HAMILTON
        ---------------              -------------------------------------------
                                     Name:    Dan Hamilton
                                     Title:   Chief Financial Officer